As filed with the Securities and Exchange Commission on May 23, 2006

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
ALLIED CAPITAL CORPORATION
(Name of Subject Company (issuer))
Certain Options to Purchase Common Stock,
Par Value $0.0001 per share
(Title of Class of Securities)
01903Q 10 8
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
William L. Walton, Chairman and Chief Executive Officer
Allied Capital Corporation
1919 Pennsylvania Avenue, N.W.
Washington, D.C. 20006-3434
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:
Steven B. Boehm, Esq.
Cynthia M. Krus, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004-2415
CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$74,550,000	$7,977

*	Calculated solely for purposes of determining the filing fee and determined pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934. This amount assumes that a maximum of 2,500,000 shares of common stock will be issued in connection with this offer based on the average of the high and low sales price of the common stock on May 17, 2006.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended by Fee Rate Advisory No. 2 for Fiscal Year 2006, effective November 27, 2005, equals $107.00 per million dollars of the value of the securities.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable
Form or Registration No.:	Not Applicable
Filing Party:	Not Applicable
Date Filed:	Not Applicable
☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
      Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.
☑ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.
      Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

Item 1.	Summary Term Sheet.
      The information set forth in the Offer to Exchange Options, dated                     , 2006 (the “Offer to Exchange Options”), attached hereto as Exhibit 99(a)(1)(A), and under the “Summary of Terms,” attached hereto as Exhibit 99(a)(1)(C), is incorporated herein by reference.

Item 2.	Subject Company Information.
      (a) Name and Address. The name of the issuer is Allied Capital Corporation, a Maryland corporation (the “Company”), the address of its principal executive office is 1919 Pennsylvania Avenue, N.W., Washington, D.C. 20006-3434 and the telephone number of its principal executive office is (202) 721-6100.
      (b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain of its officers and directors (the “Eligible Holders”) to exchange all Eligible Options (as defined below) for an option cancellation payment (the “OCP”). The OCP will represent the right to receive an amount equal to the difference between the Weighted Average Market Price (as defined below) multiplied by the number of shares of the Company’s common stock underlying the Eligible Options, less the aggregate exercise price of the Eligible Options, and will be payable one-half in cash and one-half in shares of the Company’s common stock, all upon the terms and subject to the conditions described in the Offer to Exchange Options, the Summary of Terms and the related Letter of Transmittal attached hereto as Exhibit 99.(1)(B) (the “Letter of Transmittal,” and together with the Offer to Exchange Options and the Summary of Terms, the “Offer”). “Eligible Options” means all outstanding and vested options that were issued under the Amended Stock Option Plan (the “Plan”), and which have, as of the first day of the offer period, an exercise price of less than the Weighted Average Market Price.
      An option holder is an “Eligible Holder” if he or she (i) holds Eligible Options, (ii) is currently an officer or director of the Company, and (iii) remains an officer or director of the Company through expiration of the offer period.
      The “Weighted Average Market Price” is equal to the volume weighted average price of the Company’s common stock on the New York Stock Exchange (“NYSE”) over the fifteen trading days preceding the first day of the offer period.
      As of                   , 2006, there were                     Eligible Options.
      The information set forth in the Summary of Terms and in the Offer to Exchange is incorporated herein by reference.
      (c) Trading Market and Price. The information set forth in the Offer to Exchange Options under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.
      (a) Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.	Terms of the Transaction.
      (a) Material Terms. The information set forth in the Offer to Exchange Options under the “Summary of Terms”, Section 1 (“Exchange of Options and Expiration Date”), Section 3 (“Procedures”), Section 5 (“Acceptance of Options for Exchange”), Section 6 (“Conditions of the Offer”), Section 8 (“Terms of the Amended Stock Option Plan”), Section 9 (“Accounting Consequences of the Offer”), Section 10 (“Legal Matters; Regulatory Approvals”), Section 11 (“Material U.S. Federal Income Tax Consequences”) and Section 12 (“Extension of the Offer; Termination; Amendment”) is incorporated herein by reference.
      (b) Purchases. The information set forth in the Offer to Exchange Options under Section 1 (“Exchange of Options; Expiration Date”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
      (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange Options under Section 8 (“Terms of the Amended Stock Option Plan”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.
      (a) Purposes. The information set forth in the Offer to Exchange Options under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.
      (b) Use of Securities Acquired. The information set forth in the Offer to Exchange Options under Section 5 (“Acceptance of Options for Exchange”) and Section 9 (“Accounting Consequences of the Offer”) is incorporated herein by reference.
      (c) Plans. The information set forth in the Offer to Exchange Options under the “Summary of Terms” section, Section 2 (“Purpose of the Offer”), Section 8 (“Terms of Amended Stock Option Plan”) and Section 15 (“Risk Factors”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.
      (a) Source of Funds. The Company intends to use available working capital to fund the offer. The cash portion of the OCP will be paid to the optionee net of required payroll and income tax withholding amounts related to the entire OCP. The Company has elected to make one-half of the OCP payable in cash so that officers and directors would not be required to sell shares of the Company’s common stock in order to satisfy income tax liabilities resulting from the exchange. In addition, option holders electing to participate in the offer will not have to pay brokerage or other transactional fees typically associated with option exercises in the market.
      (b) Conditions. The information set forth in the Offer to Exchange Options under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.
      (d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.
      (a) Securities Ownership. The information set forth in the Offer to Exchange Options under Section 8 (“Terms of Amended Stock Option Plan”) is incorporated herein by reference.
      (b) Securities Transactions. The information set forth in the Offer to Exchange Options under Section 8 (“Terms of Amended Stock Option Plan”) is incorporated herein by reference.

Item 9.	Persons/ Assets, Retained, Employed, Compensated or Used.
      (a) Solicitations or Recommendations. Not applicable.

Item 10.	Financial Statements.
      (a) Financial Information. Item 8 (“Financial Statements and Supplementary Data”) of Part II of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (filed on March 13, 2006) and Item 1 (“Financial Statements (Unaudited)”) of Part I of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006 (filed on May 8, 2006) are incorporated herein by reference.
      (b) Pro Forma Financial Information. Not applicable.

Item 11.	Additional Information.
      (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange Options under Section 10 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
      (b) Other Material Information. The entire text of the Offer to Exchange Options and the related Letter of Transmittal, attached hereto as Exhibit 99(a)(1)(B), are incorporated herein by reference.

Item 12.	Exhibits.

Exhibit
Number	Description

99(a)(1)(A)	Offer to Exchange Options
99(a)(1)(B)*	Letter of Transmittal
99(a)(1)(C)	Summary of Terms of Offer to Exchange Options
99(a)(1)(D)*	Election Form
99(a)(1)(E)*	Withdrawal Form
99(a)(1)(F)	Amended Stock Option Plan. (Incorporated by reference to Exhibit B of Allied Capital’s definitive proxy statement for Allied Capital’s 2004 Annual Meeting of Stockholders filed on March 30, 2004).
99(a)(1)(G)	Allied Capital Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 13, 2006 and incorporated herein by reference.
99(a)(1)(H)	Definitive Schedule 14A relating to the Allied Capital Corporation Annual Meeting of Stockholders held on May 16, 2006, filed with the Securities and Exchange Commission on April 7, 2006, and incorporated herein by reference.
99(a)(1)(I)	Allied Capital Corporation Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, filed with the Securities and Exchange Commission on May 8, 2006, and incorporated herein by reference.
99(b)	Not applicable.
99(g)	Not applicable.
99(h)	Not applicable.

* To be filed by amendment.

Item 13.	Information Required by Schedule 13E-3.
      Not applicable.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 23, 2006

ALLIED CAPITAL CORPORATION

By:	/s/ Suzanne V. Sparrow

Name: Suzanne V. Sparrow
Title: Executive Vice President and Secretary